September 19, 2014

VIA EDGAR AND E-MAIL

Ms. Kathryn S. McHale

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citizens Financial Group, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-195900

Dear Ms. McHale:

In connection with the above-referenced Registration Statement, we wish to advise you that between September 8, 2014 and the date hereof we effected the distribution of approximately 13,749 copies of the Company’s Preliminary Prospectus dated September 8, 2014 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m. Eastern Time on September 23, 2014, or as soon thereafter as practicable.

Very truly yours, MORGAN STANLEY & CO. LLC, GOLDMAN, SACHS & CO., J.P. MORGAN SECURITIES LLC, As Representatives of the several Underwriters MORGAN STANLEY & CO. LLC

By:	/s/ Taylor Wright
Name:	Taylor Wright
Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Rich Cohn
Name:	Rich Cohn
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Frank Bruni
Name:	Frank Bruni
Title:	Managing Director